

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-Mail
Robert J. Gallagher
Chief Executive Officer
New Gold Inc.
Suite 1800 Two Bentall Centre, 555 Burrard Street
Vancouver, British Columbia
Canada V7X 1M9

> **Re:** **New Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-31722**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

4. Future Changes in Accounting Policies

(e) Stripping costs in the production phase of a mine, page 16

1. We note that you have evaluated IFRIC 20 and have determined the implementation is consistent with your current practice. Please confirm you will provide disclosure regarding your accounting policy for stripping costs in any amended or future filings, as

Robert J. Gallagher
New Gold Inc.
August 16, 2013
Page 2

appropriate, on Form 40-F, and provide us with the draft disclosure of your planned changes.

Exhibit 99.3 – Management's Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs Per Ounce Reconciliation, page 37

1. We note the reconciliation of operating expenses from continuing operations to cash costs per ounce for gold sold includes a deduction for by-product copper and silver sales. In calculating this non-IFRS measure, we believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for gold than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in the non-IFRS measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with the draft disclosure of your planned changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202 551-3681 or Angela Halac at 202 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining